June 2, 2010

Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Mail Stop 3561

Washington, DC 20549

Attn: Julie Rizzo

Re:

BMW Auto Leasing LLC

Financial Services Vehicle Trust

Registration Statement on Form S-3

Filed April 26, 2010

File No. 333-166296

Dear Ms. Rizzo:

On April 26, 2010 (the “Submission Date”), our client, BMW Auto Leasing LLC (the “Company”) delivered to your department of the Securities and Exchange Commission (the “Commission”) the Registration Statement on Form S-3, including a representative form of prospectus supplement for use in offering a series of asset-backed notes (the “Prospectus Supplement”), a base prospectus (the “Base Prospectus,” and together with the Prospectus Supplement, the “Prospectus”) and certain exhibits (the “Exhibits,” and together with the Prospectus, the “Documents”).  On May 21, 2010, we received a letter containing your comments (the “Comments”) to the Documents.  Submitted below, on behalf of the Company, are the Company’s responses (the “Responses”) to the Comments.

For your convenience, the Responses have been placed in the order in which the Comments were presented and the text of each Comment is presented in bold italics before each Response.  Some Responses include references to page numbers within the Documents; all page references in this letter are to the marked versions of the Documents, provided to you herewith, showing changes made since the versions submitted on the Submission Date.

BMW Auto Leasing LLC

June 2, 2010

Registration Statement on Form S-3

General

1.

Comment: Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Response: We hereby confirm, on behalf of the Company, that the Company and each issuing entity previously established, directly or indirectly, by the Company or any affiliate of the Company has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class as this offering.  No affiliate of the Company has previously offered classes of asset-backed securities involving the same asset class as this offering.

2.

Comment: Please confirm that finalized agreements will be filed simultaneously with or prior to the filing of the final prospectus by post-effective amendment or Form 8-K. Finalized agreements may be unexecuted as provided by Instruction 1 to Item 601 of Regulation S-K. Exhibits must be filed either as an exhibit to the registration statement by post-effective amendment or under cover of Form 8-K and incorporated by reference into the registration statement. Refer to Securities Act Rule 462(d) and Item 1100(f) of Regulation AB. To the extent your disclosure, such as under The Certificates section in the prospectus supplement, states that you will file any documents “following the issuance of the securities,” please revise your disclosure accordingly.

Response:  We hereby confirm, on behalf of the Company, that finalized agreements, which may be unexecuted as provided by Instruction 1 to Item 601 of Regulation S-K, will be filed simultaneously with or prior to the filing of the final prospectus by post-effective amendment or Form 8-K.  We further confirm, on behalf of the Company, that exhibits will be filed either as an exhibit to the registration statement by post-effective amendment or under cover of Form 8-K and incorporated by reference into the registration statement.  We have revised the disclosure in the Prospectus Supplement accordingly.  Please see page 62 of the Prospectus Supplement.  No revisions are required in the Base Prospectus.

BMW Auto Leasing LLC

June 2, 2010

3.

Comment: Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus.

Response:  We hereby confirm, on behalf of the Company, that all material terms to be included in the finalized agreements will be disclosed in the final Rule 424(b) Prospectus.

4.

Comment: Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Response:  We hereby confirm, on behalf of the Company, that the Base Prospectus includes all assets, credit enhancements and other structural features reasonably contemplated to be included in an actual takedown.

5.

Comment: In this regard, we note several instances in the base prospectus where you contemplate “other” types of structural features. Below are some examples, but not all instances:

•

“items representing credit enhancement to be specified in the applicable prospectus supplement” on the cover page;

•

“other assets to be specified in the applicable prospectus supplement” on the cover page;

•

“proceeds of any derivative arrangements or similar agreement,” “any other enhancement,” and “the rights of the depositor and the issuing entity in the agreements specified in the applicable prospectus supplement” in The Issuing Entity’s Property section of the Summary of Terms;

•

“additional information concerning the assets of the Issuing Entity and any applicable credit Or cash flow enhancement will be set forth in a prospectus supplement to this prospectus” in the Formation of the Issuing Entities section; and

•

“derivative agreements that can take the form of an interest rate floor agreement” in the Credit and Cash Flow Enhancement section.

Please revise throughout the base prospectus to remove these types of references, and list all of the assets, structural features, credit enhancement or other features that you contemplate using with this shelf registration.

BMW Auto Leasing LLC

June 2, 2010

Response: We have revised the Base Prospectus to clarify the references above and other similar references.  Note that we confirm, on behalf of the Company, that the Base Prospectus includes all assets, credit enhancements and other structural features reasonably contemplated to be included in an actual takedown and these references and other similar references are intended to indicate that the specific details of the structural features described in the Base Prospectus will be further expanded upon in the related Prospectus Supplement, if applicable.  Please see the cover page and pages 3, 20 and 64 to the Prospectus Supplement.

6.

Comment: When available, please provide us with a copy of your updated servicing agreement, marked to show changes from the prior servicing agreement, including any changes made to comply with Regulation AB.

Response: The executed base Servicing Agreement is incorporated into the Form S-3 Registration by reference to Amendment No. 2 to Registration Statement on Form S-1 (333-43128), filed with the Commission by the Registrant on October 31, 2000 and has not, and will not be, amended.  Updates to the Servicing Agreement, including changes made to comply with Regulation AB, are contained in the Supplement to Servicing Agreement between BMW Financial Services NA, LLC and the related issuing entity.  We have filed the updated form of Supplement to Servicing Agreement with the attached Form S-3/A.

7.

Comment: We note that the front cover of the registration statement lists your Primary Standard Industrial Classification Code Number as 7515. Please advise as your registration statement appears to contemplate offerings of asset-backed securities.

Response:  We have updated the Primary Standard Industrial Classification Code Number to 6189 for Asset-Backed Securities.

8.

Comment: Your table of contents references page numbers, however, page numbers do not appear on EDGAR. Please include page numbers in all future filings.

Response:  We have added page numbers to the attached filing and will include page numbers in all future filings.

Prospectus Supplement

Cover Page

9.

Comment: Please highlight the cross-reference to the risk factors section by prominent type or in some other manner.  Refer to Item 501(b)(5) of Regulation S-K.

Response:  We have modified the cross-reference to the risk factors section on the cover of the Prospectus Supplement to be more prominent as required by Item 501(b)(5) of Regulation S-K by using bold styling and all capital letters.  Please see the cover page to the Prospectus Supplement.

BMW Auto Leasing LLC

June 2, 2010

10.

Comment: Refer to the second chart at the bottom of the prospectus supplement cover page. Please revise the chart to include an explanation of footnote 1 with the chart or please advise.

Response:  We have revised the chart to include an explanation of footnote 1.  Please see the cover page to the Prospectus Supplement.

Summary of Terms

General

11.

Comment: We note your disclosure in the base prospectus that you contemplate using a revolving period and a prefunding period, respectively. Please provide form of disclosure in brackets in your summary section to indicate that you will provide all of the information required by Item 1103(a)(5) of Regulation AB as applicable.

Response:  We have revised the Prospectus Supplement to include bracketed language that all of the information required by Item 1103(a)(5) of Regulation AB will be included, as applicable.  Please see pages 18, 19, 20 and 58 of the Prospectus Supplement.

Credit Enhancement

12.

Comment: We note your disclosure in the base prospectus that you contemplate utilizing various forms of credit enhancement that fall within Items 1114 and 1115 of Regulation AB. Please provide form of disclosure in brackets in your summary section to indicate that you will provide all of the information required by Item 1103(a)(3)(ix) of Regulation AB as applicable.

Response:  We have revised the Prospectus Supplement to include bracketed language to provide that additional disclosure will be added as required in accordance with Item 1103(a)(3)(ix) of Regulation AB, as applicable.  Please see pages 20, 21 and 64 of the Prospectus Supplement.

13.

Comment: Please revise this section to include a brief summary of how losses not covered by credit enhancement will be allocated to the securities. Refer to Item 1103(a)(3)(ix) of Regulation AB.

Response:  We have revised the Prospectus Supplement to include a brief summary of how losses not covered by credit enhancement will be allocated to the securities.  Please see pages 19 and 62 of the Prospectus Supplement.  Additionally, in contrast to some transactions with different asset types, losses in excess of available credit enhancement in this transaction and in most retail auto lease securitizations will not result in a write down of the principal balances of the classes of securities.  Instead, after all other available credit enhancement is exhausted, losses will reduce the amount available for distribution among the classes of securities.

BMW Auto Leasing LLC

June 2, 2010

The Sponsor, Administrator and Servicer

Securitization Experience

14.

Comment: Please revise the last sentence of the first paragraph of this section to disclose whether any prior securitizations organized by the sponsor have defaulted or experienced an early amortization triggering event. Refer to Item 1104(c) of Regulation AB.

Response:  This language was included in the third paragraph of this section.  We have moved this language to the last sentence of the first paragraph of this section in the Prospectus Supplement.  Please see page 35 of the Prospectus Supplement.

15.

Comment: Please revise this section to include a discussion of the sponsor’s experience in and overall procedures for originating or acquiring and securitizing assets of the type included in the current transaction. Refer to Item 1104(c) of Regulation AB.

Response: We have revised this section in the Prospectus Supplement to include a discussion of the sponsor’s experience in and overall procedures for originating or acquiring and securitizing assets of the type included in the current transaction.  See page 35 in the Prospectus Supplement for revised disclosure.

16.

Comment: Additionally, please provide information regarding the size, composition and growth of the sponsor’s portfolio of assets of the type to be securitized and the servicer’s portfolio of serviced assets of the type included in the current transaction. Refer to Items 1104(c) and 1108(b)(2) of Regulation AB.

Response: We have included in this section of the Prospectus Supplement information regarding the size, composition and growth of the sponsor’s portfolio of assets of the type to be securitized and the servicer’s portfolio of serviced assets of the type included in the current transaction.  See pages 35 and 36 in the Prospectus Supplement for revised disclosure.

The Specified Leases

Characteristics: Composition of the Portfolio of the Specified Leases

17.

Comment: Please provide a definition for the term ALG that is used in this table.

Response: We have revised the Prospectus Supplement such that “ALG,” which stands for Automotive Lease Guide, is defined in the table upon its first use.  Please see page 40 of the Prospectus Supplement.

BMW Auto Leasing LLC

June 2, 2010

BMW FS’ Financing Program

18.

Comment: Please revise to disclose the credit score cutoff you use when deciding not to originate or purchase a lease or please advise.

Response: We have revised this section of this Prospectus Supplement to remove the indication that BMW FS utilizes credit score cutoffs.  Please see page 55 of the Prospectus Supplement and page 30 of the Base Prospectus.  BMW FS’ underwriting guidelines set forth a variety of factors, including credit scores, to be considered in extending credit and outlines a decision-making process for credit analysts to follow.

Description of the Transaction Documents

Extensions and Pull-Ahead Program

19.

Comment: It appears that you contemplate including loans that have been modified in the asset pool. If so, revise to provide bracketed form disclosure indicating that you will describe the nature of the modification(s) and provide data regarding the number of modified loans in both the Summary of Terms section and the Composition of the Portfolio of the Specified Leases section of the prospectus supplement.

Response: We hereby confirm, on behalf of the Company, that no leases which have been modified will be included in the asset pool.

Material Income Tax Consequences

20.

Comment: Revise to reflect that the discussion represents counsel’s opinion, rather than just a “general discussion.”

Response: We have revised the Prospectus Supplement to reflect that the discussion in this section represents counsel’s opinion and not just a “general discussion.”  Please see page 73 of the Prospectus Supplement.

Appendix A

Static Pool Information

21.

Comment: We suggest explicitly incorporating the Appendix and Annex into the text to remove any misunderstanding that they are not part of the prospectus or supplement.

Response: We have revised the “Important Notice About Information Presented In This Prospectus Supplement and the Accompanying Prospectus” and “Static Pools” sections to explicitly incorporate the Appendix and the Annex into the text of the Prospectus Supplement.  Please see pages v and 48 of the Prospectus Supplement.

BMW Auto Leasing LLC

June 2, 2010

22.

Comment: Please provide your delinquency experience information in 30 day increments. In this regard, we note that the 61-89 Days Delinquent experience bucket in this section contains only 29 days. Please revise accordingly. Refer to Item 1100(b) of Regulation AB.

Response: We have revised the table heading to read “61 - 90 Days Delinquent” and the related table headings to read “91 - 120 Days Delinquent,” “121 to 150 Days Delinquent” and “151 + Days Delinquent.”  We have labeled the final column “151 + Days Delinquent” because providing information in 30 or 31 day increments beyond 151 days of delinquency would not relate to a large enough number of leases to be beneficial for disclosure purposes.  Please see pages 82 and 87 of the Prospectus Supplement.

23.

Comment: It does not appear that your static pool information includes any prepayment information. Please revise your static pool information to include prepayment information or please advise. Refer to Item 1105(a)(1) of Regulation AB.

Response: We have revised the static pool information to include prepayment information. Please see pages 84 and 88 of the Prospectus Supplement.

Base Prospectus

Cover Page

24.

Comment: We note your disclosure that a particular trust may issue multiple series of securities. It appears that you may be contemplating a series trust structure that would not be consistent with the definition of “asset-backed security.” Please advise or revise.

Response: We have revised the cover of the Base Prospectus to state that “a particular trust may issue multiple classes of securities.”  A series trust structure is not being contemplated and the Base Prospectus no longer refers to a series trust structure.  See the cover of the Base Prospectus.

Important Notice about Information Presented in this Prospectus and the Accompanying Prospectus Supplement

25.

Comment: Please revise the second paragraph of this section to remove any inference that the Risk Factors section is an introductory section that describes the trust and the securities in abbreviated form and that the Risk Factors section does not discuss all material risks.

Response: We have deleted this language which infers that the Risk Factors section is an introductory section that describes the trust and the securities in abbreviated form from this section of the Base Prospectus.  See page iv of the Base Prospectus.

BMW Auto Leasing LLC

June 2, 2010

BMW FS’ Lease Financing Program

Underwriting

26.

Comment: Please advise whether the asset pool will include any leases that would be exceptions to the underwriting criteria. If so, revise to provide bracketed form disclosure indicating that you will describe the nature of the exception(s) and provide data regarding the number of exception loans in both the Summary of Terms section and the Composition of the Portfolio of the Specified Leases section of the prospectus supplement.

Response: We advise you, on behalf of the Company, that the asset pool will not include any leases that would be exceptions to the underwriting criteria.

Servicing

27.

Comment: We note in your disclosure that a lease contract is generally charged-off “on the earlier of ... (b) the month in which the lease contract reaches its 150th day of delinquency.”  Please revise the Delinquency Experience table in the prospectus supplement to provide the information in 30 or 31 day increments through charge-off. Refer to Item 1100(b) of Regulation AB.

Response: We have revised the table heading to read “91 - 120 Days Delinquent” and the related table headings to read “121 - 150 Days Delinquent” and “151 + Days Delinquent.”  We have labeled the final column “151 + Days Delinquent” because providing information in 30 or 31 day increments beyond 151 days of delinquency would not relate to a large enough number of leases to be beneficial for disclosure purposes.  Please see page 46 of the Prospectus Supplement.

Use of Proceeds

28.

Comment: We note your disclosure in the last sentence of this section. Please confirm that, to the extent expenses are incurred in connection with the selection and acquisition of the pool assets are to be payable from offering proceeds, you will provide the disclosure required by Item 1107(j) of Regulation AB.

Response: We have revised the disclosure in the Base Prospectus and in the Prospectus Supplement to include language required by Item 1107(j) of Regulation AB including to whom expenses incurred in connection with the selection and acquisition of the pool assets are paid and in what amount.  Please see pages 34 and 35 of the Base Prospectus and page 55 of the Prospectus Supplement.

BMW Auto Leasing LLC

June 2, 2010

The Notes

Principal and Interest on the Notes

29.

Comment: We note the last sentence of the first paragraph of this section. Please revise to clarify whether a security would be redeemable at the discretion of the issuer or the holder of the security.

Response: The securities are not redeemable at the discretion of either the issuer or the holders of securities.  The securities are redeemable at the Servicer’s option if the Servicer chooses to exercise its purchase option or upon early termination of the issuer.

Additional Information Regarding Securities

Revolving Period

30.

Comment: We note that you contemplate using a revolving period. Please revise the prospectus supplement, as applicable, to provide bracketed form disclosure for each item requirement under Item 1111(g) of Regulation AB.

Response: We have revised the Prospectus Supplement to include bracketed language that all of the information required by Item 1111(g) of Regulation AB will be included, as applicable.  Please see pages 18 and 58 of the Prospectus Supplement.

Prefunding Period

31.

Comment: We note that you contemplate using a pre-funding period. Please revise the prospectus supplement, as applicable, to provide bracketed form disclosure for each item requirement under Item 1111(g) of Regulation AB.

Response: We have revised the Prospectus Supplement to include bracketed language that all of the information required by Item 1111(g) of Regulation AB will be included, as applicable.  Please see pages 18, 19 and 58 of the Prospectus Supplement.

Derivatives

32.

Comment: We note that the base prospectus contemplates interest rate cap or floor agreements or interest rate or currency swap agreements. Please provide form of disclosure in brackets in the prospectus supplement to indicate that you will provide all of the information required by Item 1115 of Regulation AB as applicable.

Response: We have revised the Prospectus Supplement to include bracketed language regarding potential derivative contracts.  Please see pages 21 and 64 of the Prospectus Supplement.

BMW Auto Leasing LLC

June 2, 2010

Description of the Transaction Documents

33.

Comment: We note your disclosure in the penultimate sentence of the first paragraph. Please note that the disclosure in a prospectus supplement may enhance disclosure in the base prospectus, but should not contradict it. Please revise your disclosure accordingly.

Response: We have removed this sentence from this section in the Base Prospectus.  Please see page 57 of the Base Prospectus.

Credit and Cash Flow Enhancement

34.

Comment: We note that the base prospectus contemplates various forms of credit enhancement. Please provide form of disclosure in brackets in the prospectus supplement to indicate that you will provide all of the information required by Item 1114 of Regulation AB as applicable.

Response: We have revised the Prospectus Supplement to include bracketed language to provide that additional disclosure will be added as required in accordance with Item 1114 of Regulation AB, as applicable.  Please see pages 20, 21 and 64of the Prospectus Supplement.

35.

Comment: Please revise the yield supplement account paragraph to discuss the credit or cash flow enhancement that is provided by this account.

Response: We have revised the Prospectus Supplement to discuss the credit or cash flow enhancement provided by the yield supplement account.  Please see page 65 of the Base Prospectus.

Back Cover

36.

Comment: Please include the Dealer Prospectus Delivery Obligation on the outside back cover of the prospectus. Refer to Item 502(b) of Regulation S-K.

Response: We have revised the back cover to the Prospectus Supplement to include the Dealer Prospectus Delivery Obligation as set forth in Item 502(b) of Regulation S-K.  Please see the back cover of the Prospectus Supplement.

BMW Auto Leasing LLC

June 2, 2010

Signatures

37.

Comment: Please revise the signature page to state that the registrant reasonably believes that the security rating requirement for Form S-3 eligibility will be met by the time of sale. Refer to Instruction 3 under Signatures in Form S-3.

Response: We have revised the signature page on the Form S-3/A to state that the registrant reasonably believes that the security rating requirement for Form S-3 eligibility will be met by the time of sale pursuant to Instruction 3 under “Signatures” in Form S-3.  See the Signature Page to Form S-3/A.

* * * * *

If you have any further questions or comments please contact me at 212-705-7400 or Matthew P. Joseph at 212-705-7333.

Regards,

/s/ Reed D. Auerbach

Reed D. Auerbach

cc:

Martin Stremplat

BMW Financial Services NA, LLC